Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 5 to Registration Statement on Form S-1 on Form S-3 (No. 333-262478) of Dave Inc. (the “Company”), of our report dated March 25, 2022 (except for the effects of the reverse recapitalization described in Note 3, as to which the date is August 22, 2022, and the effects of the 1-for-32 reverse stock split described in Notes 2 and 22, as to which the date is March 13, 2023), relating to the 2021 consolidated financial statements of the Company appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2022, filed with the Securities and Exchange. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

Los Angeles, California

August 11, 2023